INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

October 20, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Investment Managers Series Trust II (File Nos. 333-191476 and 811-22894) (the “Trust”) Request for Withdrawal of Post-Effective Amendment No. 447

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of its series Redwood Managed Volatility Fund, Redwood Managed Municipal Income Fund, Redwood AlphaFactor® Tactical International Fund, and Redwood Systematic Macro Trend (“SMarT®”) Fund (together, the “Funds”), respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment No. 447 to the Trust’s Registration Statement, which was filed on Form N-1A with the Commission via EDGAR (Accession No. 0001213900-25-025596) on March 20, 2025 (“PEA 447”). No securities have been sold in connection with PEA 447.

Accordingly, we request that the Commission issue an order granting withdrawal of PEA 447 effective as of the date first set forth above or at the earliest practicable date hereafter.

If you have any questions regarding this filing, please contact me at (626) 385-5777.

Sincerely,

INVESTMENT MANAGERS SERIES TRUST II

/s/ Diane J. Drake
Diane J. Drake
Secretary